

August 3, 2015

Via E-mail
Eli Baker
Vice President, General Counsel and Secretary
Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067

> **Re:** **Double Eagle Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 7, 2015**
> **CIK No. 0001647088**

Dear Mr. Baker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Outside Front Cover Page

1. We note that your statement on the outside front cover page that your sponsor and Mr. Sloan have committed to purchase an aggregate of 8,000,000 private placement warrants and your statement on page 13 that your sponsor and Mr. Sloan have committed to purchase an aggregate of 16,000,000 private placement warrants. Please revise your disclosure for consistency and clarify the individual commitment of each party.

2. Please disclose whether the interest you expect to receive on the amount held in trust will be sufficient to cover your anticipated income and franchise taxes.

Summary, page 1
Our Management Team, page 2

3. Please expand the discussion to clarify whether Silver Eagle and Golden Eagle are the only blank check acquisition companies founded by your management.

4. Please expand the discussion concerning the price range of Golden Eagle Entertainment stock to include the high and low sales prices since the closing of the business combination and delete the price information limited solely to the second quarter of 2015.

5. We note you have included extensive disclosure regarding Mr. Sagansky's experience which information is included in the management section on page 86. Please substantially revise your prospectus summary to include only a brief overview of the key aspects of management's experience.

Management, page 86
Directors and Executive Officers, page 86

6. We note that you do not identify any of your executive officers as members of your board of directors. However, Jeff Sagansky is listed as a member of your audit committee on page 88. Please revise your disclosure to indicate that Mr. Sagansky is a member of your board of directors.

Committees of the Board of Directors, page 88
Compensation Committee Interlocks and Insider Participation, page 90

7. We note that you do not disclose anything under the caption "Compensation Committee Interlocks and Insider Participation." We also note your disclosure on pages 86 and 87 regarding the involvement of your current directors and executive officers in Silver Eagle Acquisition Corp. during the last completed fiscal year and through March 2015. Please revise your disclosure to include the information required by Item 407(e)(4) of Regulation S-K.

General

8. Please include the names of your lead underwriters in your next amendment.

9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

10. Please file all exhibits as soon as practicable. We may have additional comments on the exhibits once they are filed.

   Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

         Sincerely,

         /s/ Daniel Greenspan for

         Jeffrey P. Riedler
         Assistant Director

cc: <u>Via E-mail</u>
   Joel L. Rubinstein, Esq.
   McDermott Will & Emery LLP
   340 Madison Avenue
   New York, New York 10173